Exhibit 99.1

NYSE, TSX: NTR	News Release

May 29, 2018

Nutrien Announces Proposed Placement of SQM Series B Shares in an Auction Process on the Santiago Stock Exchange

Calgary, Alberta – Nutrien Ltd. (“Nutrien”) announces its intention to conduct a placement of up to all of its 20,166,319 Series B common shares in Sociedad Química y Minera de Chile S.A. (“SQM”) to Chilean investors, certain other non-U.S. persons and to qualified institutional buyers (“QIBs”) within the meaning of Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Placement is being conducted through a bookbuild auction on the Santiago Stock Exchange in a process known as subasta de libro de ordenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange. The price and allocations resulting from the auction are expected to be announced by the Santiago Stock Exchange before trading of SQM shares commences in Santiago on June 1, 2018.

Nutrien does not intend to make sales to any person that, after giving effect to the offering, together with its affiliates, will become a beneficial owner of more than 5 percent of the outstanding equity securities of SQM. By participating in the offering, each purchaser of Series B common shares is deemed to represent and warrant to Nutrien that, immediately after giving effect to the offering, neither it nor any of its affiliates (acting alone or as a part of any group (within the meaning of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) will (1) become a beneficial owner (as defined pursuant to Rule 13d-3 or Rule 13d-5 under the Exchange Act) of more than 5 percent of the outstanding equity securities of SQM as of the date of the offering or (2) be required to file a Schedule 13D or Schedule 13G with the U.S. Securities and Exchange Commission.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which any offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction. No securities have been registered under the Securities Act, and any securities that may be offered may only be sold to QIBs, to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act or pursuant to another applicable exemption from registration under the Securities Act and, and in each case, in compliance with applicable securities laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward -looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing of the settlement date. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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